Exhibit (a)(6)

November 7, 2003

Dear ARI Employee:

I am pleased to provide you with our 2003 annual report to shareholders and proxy statement.

As indicated in my Chairman’s letter, fiscal year 2003 was a very difficult time for us.  But, we came through it all and we accomplished a lot, due in large part to your hard work and dedication.

Please take an opportunity to review the annual report in detail and talk to Tim Sherlock or me if you have any questions.  Each of us will be very happy to respond to any of your questions or concerns.

Please consider the financial information included in the annual report in connection with your decision to participate in the option exchange program.  If you have not yet “tendered” (i.e., surrendered) options for exchange, you may do so until November 19, 2003 by submitting the exchange form and following the instructions described in the offer to exchange.  If you have tendered options but would like to change your mind, you may do so until November 19, 2003 by submitting the election to withdraw, as described in the offer to exchange.

Again, thank you all for your hard work and dedication in laying the foundation for a much-improved year for us in fiscal 2004.

Sincerely,

Brian E. Dearing

Chairman and Chief Executive Officer